EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine months ended September 30, (in millions, except ratios)	2013
Excluding interest on deposits
Income before income tax expense	$18,414
Fixed charges:
Interest expense	5,724
One-third of rents, net of income from subleases (a)	455
Total fixed charges	6,179
Add: Equity in undistributed loss of affiliates	574
Income before income tax expense and fixed charges, excluding capitalized interest	$25,167
Fixed charges, as above	$6,179
Preferred stock dividends (pre-tax)	831
Fixed charges including preferred stock dividends	$7,010
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.59
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$7,010
Add: Interest on deposits	1,598
Total fixed charges including preferred stock dividends and interest on deposits	$8,608
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$25,167
Add: Interest on deposits	1,598
Total income before income tax expense, fixed charges and interest on deposits	$26,765
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.11

(a)	The proportion deemed representative of the interest factor.